M.J. Whitman LLC

(A wholly owned subsidiary of Third Avenue Holdings Delaware LLC)

Consolidated Financial Statements and Supplemental Schedule Pursuant to Securities and Exchange Commission Rule 17a-5

December 31, 2016

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 065500

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: M.J. Whitman LLC
Filed as Confidential Information

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

622 Third Avenue, 32nd Floor
(No. and Street)

New York	NY	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Vincent Dugan (212) 888-2290
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Adeptus Partners LLC
(Name - *if individual, state last first, middle name)*

6 East 45th Street, 10th Floor	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in the United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, ___Vincent Dugan_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of ___M.J. Whitman LLC_____, as of ___December 31___, 20__16__, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

BETH CONNOR
Notary Public, State of New York
No. 01CO4739550
Qualified in New York County
Commission Expires March 05, 20_18

Notary Public

_____
Signature

___Chief Financial Officer_____
Title

This report** contains (check all applicable boxes):
- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Operations.
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Member's Capital.
- ☒ (f) Statement of Cash Flows.
- ☐ (g) Statement of Changes in Liabilities Subordinated to Claims or Creditors.
- ☒ (h) Computation of Net Capital.
- ☐ (i) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (j) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (k) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- ☐ (l) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (m) An Oath or Affirmation.
- ☐ (n) A copy of the SIPC Supplemental Report.
- ☐ (o) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

M.J. Whitman LLC
(A wholly owned subsidiary of Third Avenue Holdings Delaware LLC

Index
December 31, 2016



Adeptus Partners, LLC

Accountants | Advisors

6 East 45th Street

New York, NY 10017

phone 212.758.8050

fax 212.826.5037

www.AdeptusCPAs.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Management
of M.J. Whitman LLC

We have audited the accompanying consolidated statement of financial condition of M.J. Whitman LLC as of December 31, 2016, and the related consolidated statements of operations, changes in member's equity, and cash flows for the year then ended. These consolidated financial statements are the responsibility of M.J. Whitman LLC's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of M.J. Whitman LLC as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The net capital computation has been subjected to audit procedures performed in conjunction with the audit of M.J. Whitman LLC's consolidated financial statements. The supplemental information is the responsibility of M.J. Whitman LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the consolidated financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the net capital computation is fairly stated, in all material respects, in relation to the financial statements as a whole.

Adeptus Partners LLC

New York, New York
February 21, 2017

Offices:

Maryland

New York City

Long Island

New Jersey

M.J. Whitman LLC
(A wholly owned subsidiary of Third Avenue Holdings Delaware LLC)

Consolidated Statement of Financial Condition
December 31, 2016

Assets		
Cash	$	1,575,589
Receivable from clearing broker		37,553
Security deposit with clearing broker		250,000
Prepaid expenses		32,296
Furniture and equipment (net of accumulated depreciation of $39,662)		6,748
Other Receivable		6,182
Receivable from affiliates		939
Total assets	$	1,909,307
Liabilities and Member's Capital		
Accrued expenses	$	56,264
Taxes payable to Parent		26,595
Payable to affiliates		47,506
Total liabilities		130,366
Commitments and contingencies (Note 6)		
Member's capital		1,778,941
Total liabilities and member's capital	$	1,909,307

The accompanying notes are an integral part of this financial statement.

M.J. Whitman LLC
(A wholly owned subsidiary of Third Avenue Holdings Delaware LLC)

Consolidated Statement of Income
Year Ended December 31, 2016

Revenues		
Trailer income	$	388,149
Commissions and gross credits		372,331
Interest and other income		13,534
Total revenues		774,014
Expenses		
Compensation and employee benefits		311,041
Commissions		170,593
Information services		157,606
Professional fees		99,984
Floor brokerage and clearing fees		78,973
Occupancy		41,647
Other		36,310
Selling, general, and administrative		35,892
Total expenses		932,046
Net loss	$	(158,032)

The accompanying notes are an integral part of this financial statement.

M.J. Whitman LLC
(A wholly owned subsidiary of Third Avenue Holdings Delaware LLC)

Consolidated Statement of Changes in Member's Capital
Year Ended December 31, 2016

Balance at December 31, 2015	$ 1,993,277
Distributions	(56,304)
Net loss	(158,032)
Balance at December 31, 2016	$ 1,778,941

The accompanying notes are an integral part of this financial statement.

M.J. Whitman LLC
(A wholly owned subsidiary of Third Avenue Holdings Delaware LLC)

Consolidated Statement of Cash Flows
Year Ended December 31, 2016

Cash flows from operating activities		
Net loss	$	(158,032)
Adjustments to reconcile net loss to net cash used in operating activities		
Depreciation		(5,583)
(Increase) decrease in operating assets		
Receivable from clearing broker		1,671,421
Prepaid expenses		61,953
Receivable from affiliates		38,661
Other receivables		(6,182)
Increase (decrease) in operating liabilities		
Taxes payable to Parent		1,792
Accrued expenses		(39,209)
Payable to affiliates		36,157
Net cash provided by operating activities		1,600,977
Cash flows from financing activities		
Distributions paid to Member		(56,304)
Net cash used in financing activities		(56,304)
Net increase in cash and cash equivalents		1,544,673
Cash and cash equivalents		
Beginning of year		30,916
End of year	$	1,575,589
Cash paid during the year for		
Taxes paid to Parent	$	1,220

The accompanying notes are an integral part of this financial statement.

1. **Organization and Description of Business**

    M.J. Whitman LLC ("MJW" or the "Company") is a wholly owned subsidiary of Third Avenue Holdings Delaware LLC (the "Parent"). MJW had one wholly owned subsidiary, Private Debt LLC, which was liquidated in June 2016. MJW, a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and the Financial Industry Regulatory Authority, Inc. ("FINRA"), was organized as a Limited Liability Company under the laws of the State of Delaware on May 15, 2002 to assume the business of M.J. Whitman, Inc., a New York Corporation. Affiliated Managers Group, Inc. holds an indirect majority equity interest in the Parent. The Parent also owns Third Avenue Management LLC ("TAM"), an investment advisor to the Third Avenue Trust and Third Avenue Variable Series Trust, separately managed accounts, and other investment products.

    The Company provides brokerage services to institutional and retail clients. The Company has a clearing agreement with National Financial Services, LLC ("NFS"). All of MJW's customer accounts are introduced on a fully disclosed basis to, and carried by, the clearing broker. The Company maintains a "Special Account for the Exclusive Benefit of Customers" and claims exemption from the Customer Protection Rule (SEC Rule 15c3-3) pursuant to provisions (k)(2)(i) and (k)(2)(ii) of such rule.

2. **Significant Accounting Policies**

    Basis of Presentation and Use of Estimates
    The financial statements include the accounts of M.J. Whitman LLC. All significant intercompany accounts have been eliminated. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts included in the financial statements and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

    Security Deposits
    The Company maintains a security deposit at NFS. As of December 31, 2016, the balance was $250,000.

    Revenue Recognition
    Securities transactions and related revenues and expenses are recorded on a trade date basis. Revenue consists primarily of commissions, which are trades facilitated on an introductory basis, and gross credits, which are principal trades.

    The Company receives fees for sales and servicing related to shares of mutual funds, including shares of mutual funds which are affiliates of the Company. These fees, which are based on a percentage of the net assets of the mutual funds, are included as Trailer income on the accompanying consolidated statement of income. For 2016, the entire amount of this income was related to mutual funds advised by TAM, and was paid to the Company by TAM.

    Furniture and Equipment
    Property and equipment are stated at cost and are depreciated over their estimated useful lives, ranging from five to seven years, using the straight-line or accelerated methods. The difference between the accelerated method and the straight-line method is not material. Costs of maintenance and repairs are charged to expense, while costs of significant renovations and

betterments are capitalized.

Income Taxes

The Company is not subject to federal or New York State income taxes. The Parent, as the sole member of the Company, is responsible for reporting the Company's income and expenses on its partnership tax returns.

The Company is subject to New York City unincorporated business taxes, with its results being included on the New York City unincorporated business tax return filed by its Parent. The Parent allocates this tax to the Company as if the Company were a separate taxpayer. The Company and its Parent file tax returns in other jurisdictions, some of which impose tax on limited liability companies.

Accounting principles generally accepted in the United States of America set forth a minimum threshold for financial statement recognition of the benefit of a tax position taken or expected to be taken in a tax return. The Parent, and the Company, did not have any unrecognized tax benefits in the accompanying financial statements. The Parent and the Company may be subject to examination by federal, state, local or foreign taxing authorities. As of December 31, 2016, the tax returns that remain subject to examination under the appropriate statute of limitations are generally the returns filed for the years from 2013 forward, although in certain jurisdictions in which the Parent or the Company file tax returns, 2012 returns may still be open to examination.

3. **Regulatory Requirements**

The Company is subject to SEC Rule 15c3-1, which requires the maintenance of minimum net capital. The rule prohibits a broker-dealer from engaging in securities transactions when its net capital falls below a specified minimum amount. The Company has elected to use the alternative method, permitted by the rule, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit items, pursuant to SEC Rule 15c3-3. At December 31, 2016, the Company had net capital of $1,732,776, which exceeded the required net capital of $250,000 by $1,482,776.

The Company claims exemption under provisions of SEC Rule 15c3-3 in that the Company maintains a "Special Account for the Exclusive Benefit of Customers" pursuant to paragraph (k)(2)(i) of that rule, and the Company's activities are limited to those set forth in the conditions for exemptions appearing in paragraph (k)(2)(ii) of that rule, as all customer transactions are cleared through NFS on a fully disclosed basis.

4. **Receivable from Clearing Broker**

The Company is an introducing broker that clears its customer security transactions through NFS on a fully disclosed basis. The Company pays NFS fixed ticket charges for clearing its transactions and other expenses such as floor brokerage and custody fees. At December 31, 2016, $37,553 is receivable from the clearing broker consisting primarily of credit balances in the Company's principal accounts along with commissions due on transactions, net of expenses the Company owes to NFS.

5.   **Furniture and Equipment**

Furniture and equipment at December 31, 2016 are summarized as follows:

Furniture and equipment	$	46,410
Less: Accumulated depreciation		(39,662)
	$	6,748

Depreciation expense amounted to $5,583 for the year ended December 31, 2016.

6.   **Commitments and Contingencies**

The Company has various contractual commitments arising in the ordinary course of business. In the opinion of management, the consummation of such commitments will not have a material adverse effect on the financial position of the Company.

In the ordinary course of its business activities, the Company is subject to claims, legal proceedings and other contingencies. Any such potential matters are subject to various uncertainties, and it is possible that some of these matters may be resolved unfavorably to the Company. The Company establishes accruals for matters that are probable and can be reasonably estimated. Management believes that any liability in excess of these accruals upon the ultimate resolution of these matters will not have a material adverse effect on the financial condition of the Company.

The Company is party to a securities class action lawsuit in U.S. District Court in the Southern District of New York relating to claims in respect of the Third Avenue Focused Credit Fund ("FCF") and the Company's role as distributor of FCF. In the fourth quarter of 2016, TAM recorded a reserve of $15 million in connection with a proposed resolution of such claims, which is subject to court approval and would be funded by TAM with cash on hand. The Company would not fund any portion of the expense and it is expected to have no material impact on the Company's financial statements or operations.

The Parent is obligated under noncancelable lease agreements through August 2022. The Parent's annual rental commitment approximates $2,600,000, of which, approximately $35,000 of the expense was allocated to the Company in 2016

7.   **Off-Balance Sheet Risk and Concentrations of Credit Risk**

In the normal course of business, the Company, on behalf of clients, enters into various debt and equity transactions in the securities markets. The execution of these transactions may result in off-balance sheet risk or concentration of credit risk. The Company records securities transactions on a trade date basis, and therefore, is exposed to credit risk in the event that counter parties are unable to fulfill contractual agreements.

Pursuant to its current clearing agreement with NFS, the Company is liable for amounts uncollected from customers introduced by the Company. As NFS's right to charge the Company has no maximum amount, and applies to all trades executed through the clearing broker, the Company believes there is no maximum amount assignable to this right and is currently not aware

of any probable losses under such arrangements.

8. **Related Party Transactions**

As described in Note 2, the Company earns fees for sales and servicing related to shares of mutual funds advised by TAM.

The Company shares personnel, office space and facilities with related companies and, accordingly, certain expenses have been allocated among the entities based upon factors such as relative office space square footage and estimates of employees' time spent supporting the various entities. The Company reimburses affiliates for its share of allocated expenses which were initially paid by those affiliates.

At year end, amounts related to expense reimbursements are included within receivable from affiliates and payable to affiliates on the consolidated statement of financial condition. Subsequent to monthly reconciliations and closings, balances due to and due from affiliates are reimbursed.

9. **Subsequent Events**

On December 16, 2016, the Parent and Quaestus Holdings, LLC ("Quaestus") entered into a Membership Interest Purchase and Sale Agreement pursuant to which Quaestus will acquire 100% of the equity interest in the Company from the Parent. This transaction is subject to the consent, approval or authorization by FINRA, and any other applicable agency. The Company intends to continue substantially the same business operations under the ownership of Quaestus.

Supplemental Schedule

M.J. Whitman LLC
(A wholly owned subsidiary of Third Avenue Holdings Delaware LLC)

Schedule I – Computation of Net Capital Pursuant to Rule 15c3-1
December 31, 2016

Total member's capital	$	1,778,941
Less: Nonallowable assets (see below)		(46,165)
Net capital		1,732,776
Less: Minimum net capital requirement (the greater of 2% of aggregate debit items or $250,000)		(250,000)
Excess net capital	$	1,482,776
Net capital in excess of 120% of minimum net capital requirement	$	1,432,776

Description		Amount
Furniture and equipment, net of accumulated depreciation	$	6,748
Prepaid expenses		32,296
Receivable from affiliates		939
Other assets		6,182
	$	46,165

Statement Pursuant to Paragraph (d)(4) of Rule 17a-5

There are no material differences between the amounts presented above and the amounts reported in the Company's unaudited Form X-17A-5 Part II or IIA FOCUS Report as of December 31, 2016, filed by the Company on January 23, 2017.



Adeptus Partners, LLC

Accountants | Advisors

6 East 45th Street

New York, NY 10017

phone 212.758.8050

fax 212.826.5037

www.AdeptusCPAs.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

Management of M.J. Whitman LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2016, which were agreed to by M.J. Whitman LLC and SIPC, solely to assist you and the other specified parties in evaluating M.J. Whitman's compliance with the applicable instructions of Form SIPC-7. M.J. Whitman's management is responsible for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1)   Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2)   Compared the amounts reported on the audited Form X-17A-5 (FOCUS Report) for the year ended December 31, 2016 with the amounts reported in Form SIPC-7 for the year ended December 31, 2016, noting no differences;

3)   Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences; and,

4)   Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Adeptus Partners LLC

New York, New York
February 21, 2017

Offices:

Maryland

New York City

Long Island

New Jersey

MJ WHITMAN

M.J. WHITMAN LLC'S EXEMPTION REPORT

M.J. Whitman LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k): (2)(ii).

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k)(2)(ii) for the period from January 1, 2016 through December 31, 2016.

M.J. Whitman LLC

I, Vincent J. Dugan, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By: _____
    Vincent J. Dugan

Title: Chief Financial Officer

February 21, 2017



Ad3ptus

Adeptus Partners, LLC

Accountants | Advisors

6 East 45th Street

New York, NY 10017

phone 212.758.8050

fax 212.826.5037

www.AdeptusCPAs.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Management
of M.J. Whitman LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) M.J. Whitman LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which M.J. Whitman LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (the "exemption provisions") and (2) M.J. Whitman LLC stated that it met the identified exemption provisions throughout the most recent fiscal year without exception. M.J. Whitman LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about M.J. Whitman LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Adeptus Partners LLC

New York, New York
February 21, 2017

Offices:

Maryland

New York City

Long Island

New Jersey